VICTORY EAGLE RESOURCES CORP.

#337 - 5158 48th Avenue
Delta, BC Canada V4K 5B6
Tel: 778-883-6007

January 26, 2005

VIA COURIER

John Reynolds
Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Victory Eagle Resources Corporation - Form SB-2 filed October 5, 2004
         File No.333-119546

Dear Mr. Reynolds:

This letter accompanies our Form SB-2 Amendment No. 1 and provides the supplemental information requested in your comment letter to us dated November 4, 2004. For ease of reference, we have included paragraph numbers and headings to correspond to those set out in your letter.

General

  We have revised to insert a small-scale map showing the location and access to our property. Please see page 19.
  We attach a current consent in this amendment and will consider the updating requirements of Item 310(g) of Regulation S-B.
  We have revised our registration statement and financial statements to refer to ourselves as an exploration stage company.

  Registration Statement Cover Page

  We have applied for but not yet received our IRS Identification Number. We will include this information in the next amendment.

  Prospectus Cover Page

  We have disclosed only the information required by Item 501 of Regulation S-B on the prospectus cover page and have removed the referenced statements.
  We have disclosed that there are no minimum purchase requirements in bold.

  We have included a footnote to the table stating the estimated offering expenses.

  Summary of our offering, page 5

  We have disclosed that the claims were staked in the name of Kenneth Daniels (see page 5). There is no relationship between Mr. Daniels and the company, its officers, directors or affiliates.
  We have revised to explain that the claims are registered in the personal name of Mr. Rolin to avoid paying fees associated with registering the claims in the corporate name of Victory Eagle Resources Corp (see page 5).
  We have removed reference to exhibit 10.9 as requested (see page 5).
  We have provided the definition of "exploration stage corporation" as set forth in Guide 7(a)(4)(i) to the Securities Act Industry Guides (see page 5). We have provided similar disclosure under the subheading "General" in the business section (see page 17).
  We have disclosed that we have no revenues, have achieved losses since inception, have no operations at present, have been issued a going concern opinion from our auditors and rely upon the sale of our securities and loans from officers and directors to fund operations (see page 5). We have provided similar disclosure under the subheading "General" in the Business section (see page 17).
  We have revised to clarify that our property consists simply of mineral claims (see page 5).
  We are not a blank check company subject to Rule 419 as we have a specific business plan and no intention to merge with or acquire another company in the foreseeable future (see page 6).
  We have disclosed our telephone number as requested (see page 5).
  We have inserted a summary of selected financial information (see page 6).

  Risk Factors, page 6

  We have added as risk factor 2 that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote and that, in all probability, our properties do not contain any reserves, and any funds spent on exploration will probably be lost.
  We have added as risk factor 3 the fact that a professional geologist or mining engineer has not examined our property in the field.
  We have added a risk factor 4 to discuss that the claims are recorded in the name of Mr. Rolin rather than the company and the resultant risk.
  We have revised risk factor 1 to state that the first $27,500 will be used to repay a loan to our director, Ludvik Rolin and that, accordingly, we will need to raise at least $52,500 from the offering or we may have to suspend or cease operations within eight months.

  We have revised to clarify that our offering expenses will be $25,000 and that we will have to repay the $27,500 loan to our director, Ludvik Rolin.
  As requested, we have combined former risk factors 1, 4 and 11 into new risk factor #5.
  As requested, we have also combined risk factors 3, 7 and 8 into new risk factor #7.
  We have revised the narrative in previous risk factor 4, which is now included in the new risk factor 5, to clearly state the risk to the company and/or the investors.
  We have expanded the disclosure in former risk factor 5, which is now new risk factor 8, to disclose the months during which the roads are passable and we can continue field exploration.
  We have revised risk factor 13 to disclose that Mr. Rolin currently owns 100% of the issued and outstanding stock.
  We have revised risk factor 14 to clarify that Rule 144 is not currently available to Mr. Rolin.
  We have added new risk factor 1 to discuss the going concern in light of the accounting comment.

  Use of Proceeds, pages 11-12

  We have revised to disclose the following:
    That the offering expenses paid through October 31, 2004 were $13,425 and that there were two payments subsequent to July 31, 2004 in the aggregate amount of $4,000. We have revised to include such disclosure in the notes to the financial statements as appropriate.
    That the balance of offering expenses payable from the offering proceeds is $7,575.
    The computations of net offering proceeds of $25,000 was determined by deducting the balance of the offering expenses payable from the gross offering proceeds, and we have included this in footnotes as appropriate to disclose our computations. We have also deducted the balance of the offering expenses payable of $7,500. The amounts representing offering expenses and net proceeds are consistent with similar amounts presented in "capital requirements of our proposed exploration" on pages 22-23.
    We have revised our table on page 11 to present four scenarios consistent with our presentation in "Dilution of the price you pay for your shares.". Our table has 25%, 50%, 75% and 100%, starting with gross proceeds of $47,500, $95,000, $142,500 and $190,000, for each respective scenario.
  We have added disclosure that only the costs that are directly related to this offering may offset against gross offering proceeds and that all other costs and expenses must be expensed as incurred (see page 11).
  We have revised the allocation of net proceeds if 100% of the offering is raised.

  We have provided a break down of the various expenses associated with each phase of the exploration so it is clear what exploration activities will occur at the various levels of funding (see page 11).
  We have removed the referenced statements.
  We have disclosed that Mr. Rolin's loan bears interest at 10% per annum and has no maturity date. We have clarified that approximately $17,500 of the loan from Mr. Rolin was used to pay offering expenses and this amount will be repaid to him from proceeds of this offering. We have also noted that the balance of the proceeds of the loan are being used for general and administrative expenses (see page 12).

  Dilution of the Price You Pay for Shares, pages 12-15

  We have made the following revisions to the disclosure of dilution tables and narratives:
    We have revised the second paragraph on page 12 to indicate that as of October 31, 2004 the net tangible book value was a deficit of $27,174, or approximately ($.01) per share.
    We have revised to deduct the net tangible deficit of $27,174 as of October 31, 2004 and the balance of offering expenses payable in our computations of net tangible book value after the offering in all four scenarios. We have also revised the net tangible book value per share, dilution and gains to existing shareholders as appropriate.
    We have corrected the alignment in the tables presented on pages 14-15 and rounded all per share amounts to the nearest penny.

  Plan of Distribution; Terms of the Offering, pages 15-16

  We have reconciled our disclosure to specify that we have only one officer, Mr. Ludvik Rolin. We have revised throughout to indicate that Mr. Dodge is a director only, not an officer and specifically removed reference to Mr. Dodge as an officer under the Employees and Employment Agreement section.
  We confirm that we are aware of the anti-manipulation rules concerning securities offerings. We have inserted a brief discussion of the requirements of Regulation M which provides that in connection with a distribution of securities, it is unlawful for a distribution participant or an affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.
  We have revised to disclose that, in accordance with Rule 3a4-1, Mr. Rolin has not and will not in the future participate in selling and offering securities for any issuer more than once every twelve months.

  Business, page 16

  We have disclosed the following requested information:
    the nature of our ownership or interest in the property - this was already disclosed at pages 17 and 18.
    that there are no underlying agreements or interests in our claims (page 17).
    the names, claim and grant number, date of recording and expiration date, such that our claims can be distinguished from others in the area - we have revised to insert a chart detailing the requested information (page 18).
    the conditions we must meet to keep the claims - this information is already disclosed at page 17.
    the area of our claims is already disclosed (500 acres) at page 18.

  We have fully disclosed the material aspects and terms of our claims as required by paragraph (b)(2) of Industry Guide 7.

  We have removed all reference to mines, adjacent or analogous properties, deposits, occurrences and exploration activities by other companies outside of our properties.
  We have disclosed that the business associate of Mr. Rolin who allows us to share office space is Andrew King.

  Property Geology

  We have added a glossary on pages 19 and 20 in this section to define any specialized geological terminology.

  Our Proposed Exploration Program, pages 21-24

  We have disclosed that we have not yet had any negotiations or agreements with a geologist to assist in the exploration of our mineral claims.
  We have revised to indicate that, following completion of Phases 1 and 2, our board of directors will make the assessment whether to continue exploration based on an analysis of results of our initial exploration efforts and based on advice from our contracted geologist. We have also listed some of the criteria we will consider in making the assessment.
  We have disclosed that our business plan and targeted milestones will not change as a result of receiving less than the maximum proceeds from this offering. In particular, if we raise less than the maximum proceeds we will continue with our business plan as disclosed to the extent we are able. If necessary we will seek to raise additional financing; however, we have no guarantee that such financing will be available and in the event we are unable to secure additional necessary funds we may go out of business.

  We have discussed the phased nature of our exploration process and that we have not yet commenced any exploration activities. We have disclosed that we will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.
  We have revised to disclose that even if we complete our current exploration program and it is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know whether we have a commercially viable mineral deposit, a reserve.
  All phases of our proposed exploration program have been designed to incur the least amount of expenses possible. In our view, the proposed program will allow us to explore and evaluate the properties in an economically viable manner. We have qualified the statement with a statement that it is the corporation's opinion that the proposed program has been designed economically and that this may not be the case (see page 22).
  We anticipate spending the following amounts in Phase 1: $8,000 on geologic mapping; up to $12,000 on geochemical testing; and up to $10,000 on initial trenching. We have revised the disclosure on page 22.
  The anticipated date of completion for phase 1 assumes adequate capital to complete the various stages of Phase I. We will need to complete the minimum offering before this Phase can be further implemented. The completion date will be dependent on the date our minimum offering is completed. We have added this disclosure to the document (page 23).
  We have provided a greater discussion of the geophysical work and the diamond drilling in Phase 2 (see page 23).
  We have already added disclosure that our business plan and targeted milestones will not change as a result of receiving less than the maximum proceeds from this offering. In particular, if we raise less than the maximum proceeds we will continue with our business plan as disclosed to the extent we are able. If necessary we will seek to raise additional financing; however, we have no guarantee that such financing will be available and in the event we are unable to secure additional necessary funds we may go out of business. (see page 24).

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  This reference is in error and has been revised to indicate the correct figure of $800.
  As of January 15, 2005 our current cash is $780. With this amount we will be able to satisfy our cash requirements for a period of two months.
  This reference is in error and has been revised to indicate that there are only two phases to our proposed exploration program.

  Mr. Rolin has expressed an indication that he may be willing to loan us an additional $20,000. We have revised the disclosure to remove the incorrect statement on page 27.
  We do not have any off-balance sheet arrangements as contemplated by Item 303(c) of Regulation S-B.

  Management

  We have already disclosed the amount of time each officer and director will devote to the business in addition to the percent of the time under "Background of Officers and Directors."
  Mr. Rolin has been a free miner licensed to stake mineral claims in British Columbia since June 2004.
  Any conflicts of interest will be handled on a case by case basis. We have no formal policy to handle conflicts of interest.
  The reference to "direct conflict of interest" is to conflicts over the acquisition of a certain property which both the company and a director may be interested in. As we do not at this time intend to acquire additional mining properties we do not foresee any direct conflicts. Mr. Rolin may acquire additional properties. This will not result in any conflict of interest other for the devotion of Mr. Rolin's time to company interests.
  The disclosure as required by Item 201 (a)(2)(ii) is stated under the heading Future Sales by Existing Stockholders.

  Description of Securities

  We have deleted the referenced statement.
  We have reconciled the percent ownership after this offering, assuming the maximum offering is raised with the disclosure in the beneficial ownership table.

  Financial Statements

  The financial statements have been revised accordingly.

  Independent Auditors' Report

  The report has been revised accordingly. We have added disclosure on how we plan to overcome our financial difficulties in the Liquidity and Capital Resources section of Management's Discussion and Analysis.

  Note 1-Summary of Accounting Policies

  The company year end is July 31.

  The Note has been revised to include a description of the nature of the exploration stage activities in which we are engaged.

  Note 2-Related Party Transactions

  The note has been revised to disclose when management expects the claims to be transferred to the company along with the method of accounting for receipt of the claims and the value attributed to the claims. We have also added this disclosure to the Management's Discussion and Analysis.

  Outside Back Cover Page

  We have added the dealer prospective delivery requirement as required by Item 502 (b) of Regulation S-B.

  Part II

  Item 25. Other Expenses of Issuance

  We have reconciled the SEC registration fee amount with the fee table on the registration statement cover page. The correct figure is $47.50.
  The name of the attorney to which we have paid $15,000 in legal fees is Andrew King.

  Exhibits

  The qualifying statement has been removed from the legal opinion.
  Schedule A has been filed with the subscription agreement

Closing Comments

In addition to the changes indicated above, we have revised various minor typographical mistakes throughout the document.

Sincerely,

VICTORY EAGLE RESOURCES CORP.

BY:

/s/ Ludvik Rolin________________
Ludvik Rolin
President

cc: Pamela Howell
Susann Reilly